UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For April 06 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 06 2006  -  'Acquisitions'


                                                                    6 April 2006


                     BUNZL EXPANDS IN AUSTRALIA AND FRANCE


Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Allcare Disposable Products Pty Limited from Stewart Smith, Carolyn Smith and Simone Hartin on behalf of themselves and the beneficiaries of the Smith family trust including Maurice Smith.


Allcare is principally engaged in the distribution of personal protection equipment and disposable products to food processors in Australia. Based in Melbourne, Victoria with a location in Queensland, the business had revenue of A$23.0 million in the year ended June 2005. Gross assets acquired are estimated to be A$9.3 million.


Bunzl also announces the acquisition of Picardie Hygiene SA from Arnaud Prouvost. The business, which is based in Amiens and had revenue of EUR9.9 million in 2005, distributes cleaning and hygiene products in Northeast France. Gross assets acquired are estimated to be EUR2.8 million.


Commenting on the acquisitions, Michael Roney, Chief Executive of Bunzl, said:


"The acquisition of Allcare increases our presence in the food processor sector in Australia and complements our existing disposables distribution business. Picardie will add further to the cleaning and hygiene business of Groupe Pierre Le Goff, strengthening our position in Northeast France."


Enquiries:

Bunzl plc                                Finsbury

Michael Roney, Chief Executive           Roland Rudd
Brian May, Finance Director              Morgan Bone
Tel: 020 7495 4950                       Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  April 06 2006                          By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer